PRESS RELEASE

                               MEDICORE, INC.

           ANNOUNCES INTENT TO PURCHASE UP TO 1,000,000 COMMON SHARES


Hialeah, FL - September 16, 2003 - Medicore, Inc. (Nasdaq - MDKI) announces that it is continuing its plan to purchase up to approximately 1,000,000 of its outstanding shares of common stock based on current market prices. The company originally announced its intentions to make such purchases in December, 2002. Since its original announcement, 48,500 shares of common stock were purchased for approximately $70,000. Management regards the common stock at current trading levels to be underpriced. Medicore's common stock closed at $1.56 on Monday, September 15, 2003. The company's determination to purchase its common stock at current market prices is not to be deemed a recommendation to shareholders to purchase or sell the common stock. The company may purchase its common stock from time to time in the open market and in privately negotiated transactions, including block transactions. The shares that may be acquired by the company may be used to fund stock option obligations, and will otherwise become part of authorized and unissued capital of the company.

The company is engaged in the operation of kidney hemodialysis centers through its 61% owned public subsidiary, Dialysis Corporation of America, which currently has free-standing centers in Pennsylvania, New Jersey, Ohio, Georgia and Maryland, and manages two other centers, one in which Dialysis Corporation of America has a 40% interest. In addition to the distribution of medical products, the company has investments in the high-tech industry through its equity ownership interest in Linux Global Partners, Inc. and Linux Global Partners' majority owned subsidiary, Xandros, Inc., which is marketing a Linux based operating system for the desktop computing market.

This release contains forward-looking statements that are subject to risks and uncertainties, including but not limited to, general economic conditions, the extent of purchasing any significant amount of its common stock, the challenges in attempting to develop start-up technology companies, the likelihood of realizing its investments in Linux Global Partners, Inc. or Xandros, Inc., regulation of dialysis operations, government rate determination for Medicare reimbursement for dialysis treatments, the highly competitive environment in the operation, development and acquisition of dialysis centers and other risks detailed from time to time in the company's Annual Report on Form 10-K for the year ended December 31, 2002, and filings with the Securities and Exchange Commission.

CONTACT: For additional information contact Thomas K. Langbein, Chairman of the Board, CEO and President, at 777 Terrace Avenue, Hasbrouck Heights, NJ 07604. Telephone Number (201) 288-8220.